Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Arizona Dividend Advantage Municipal Fund 2
333-71928
811-10553

An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
 <c>Common and
 Preferred shares
voting together as a
 class
   For
                1,268,611
   Against
                     68,673
   Abstain
                     37,162
   Broker Non-Votes
                   405,189
      Total
                1,779,635



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012790.